May 6, 2025

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Melissa Walsh
Stephen Krikorian

Re:	AMC Networks Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
File No. 001-35106

Ladies and Gentlemen:

Following a telephone conversation with Melissa Walsh on May 5, 2025, this letter is provided to supplement our response letters dated April 16, 2025 and May 1, 2025.

For reference purposes, we have set forth the applicable comment from your initial letter dated April 7, 2025 in bold, immediately followed by the Company’s supplemental response.

Form 10-K for the Fiscal Year Ended December 31, 2024
Notes to Consolidated Financial Statements
Note 20. Segment Information, page F-44

2. You indicate that the chief operating decision maker (“CODM”) uses segment adjusted operating income (“AOI”) as the measure of profit or loss for your operating segments. We note you also present operating income for each reportable segment. Tell us whether the CODM receives operating income for each reportable segment and how it is used. If the CODM uses more than one measure of segment profit or loss, such as operating income and AOI, explain what consideration you gave to the guidance in ASC 280-10-50-28A, which indicates that at least one of the reported segment profit or loss measures shall be that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements. In this regard, certain disclosures are required for each reported measure of a segment’s profit or loss. See ASC 280-10-50-28C.
Company Response: In future filings, the paragraph below will be removed from the ‘Segment Reporting’ section included within the ‘Business Overview’ section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).

Corporate / Inter-segment Eliminations
Corporate operations primarily consist of executive management and administrative support services, such as executive salaries and benefits costs, costs of maintaining corporate headquarters, facilities and common support functions. The segment financial information set forth below, including the discussion related to individual line items, does not reflect inter-segment eliminations unless specifically indicated.
Additionally, the table below (which presented comparative results for inter-segment profit eliminations and unallocated corporate overhead costs) and the related discussion of the changes that followed the table, will be removed from the ‘Segment Results of Operations’ section of MD&A.
Corporate / Inter-segment Eliminations

Revenues, net
Revenue eliminations are primarily related to Domestic Operations revenues recognized for licensing sales to the International segment.

Technical and operating expenses (excluding depreciation and amortization)
Technical and operating expense eliminations are primarily related to AMCNI programming amortization for content acquired from the Domestic Operations segment.

Selling, general and administrative expenses
Selling, general and administrative expenses increased primarily due to higher employee related costs, including higher allocated overhead costs and compensation incurred in connection with an executive officer's separation agreement.
Instead, the Company will add the underlined language shown below to the ‘Segment Results of Operations’ section within the ‘Consolidated Results of Operations’ section of MD&A in future filings.
Segment Results of Operations
Our segment operating results are presented based on how we assess operating performance and internally report financial information. We use segment adjusted operating income as the measure of profit or loss for our operating segments. See the "Non-GAAP Financial Measures" section below for our definition of Adjusted Operating Income and a reconciliation from Operating Income to Adjusted Operating Income on a consolidated basis. The segment financial information set forth below, including the discussion related to individual line items, does not reflect inter-segment eliminations unless specifically indicated.
Additionally, the Company will include the nature of unallocated corporate overhead costs and the reason for any material fluctuations within the ‘Consolidated Results of Operations’ section of MD&A in future filings, as proposed below. If material, similar disclosures will be made for inter-segment transactions and eliminations.

Selling, general and administrative expenses
The components of selling, general and administrative expenses primarily include sales, marketing, research and advertising expenses, employee related costs and costs of non-production facilities.
Selling, general and administrative expenses increased 3.4% in our Domestic Operations segment primarily due to higher marketing and subscriber acquisition expenses partially offset by lower employee related costs. Selling, general and administrative expenses decreased 7.9% in our International segment primarily due to the divestiture of the 25/7 Media production services business on December 29, 2023.
Selling, general and administrative expenses, excluding share-based compensation, also consist of unallocated executive management and administrative support services, such as executive salaries and benefits costs, costs of maintaining corporate headquarters, facilities and common support functions. Unallocated corporate overhead costs increased 3.2% to $119.7 million primarily due to higher employee related costs and compensation incurred in connection with an executive officer’s separation agreement.
There have been and may continue to be significant changes in the level of our selling, general and administrative expenses due to the timing of promotions and marketing of original programming series.
The ‘Non-GAAP Financial Measures’ table previously reconciled Operating income to Adjusted operating income on a segment basis. In future filings, the Company will amend its presentation to reconcile Operating income (loss) to Adjusted operating income (loss) on a consolidated basis, as proposed below.
Non-GAAP Financial Measures

In connection with our responses, we acknowledge that we are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions, please contact Michael Sherin, Chief Accounting Officer, at Michael.Sherin@amcnetworks.com or Patrick O’Connell, Chief Financial Officer, at Patrick.OConnell@amcnetworks.com.

Sincerely,

/s/ Patrick O’Connell
Patrick O’Connell
Executive Vice President and Chief Financial Officer

/s/ Michael J. Sherin III
Michael J. Sherin III
Executive Vice President and Chief Accounting Officer

cc:	Kristin A. Dolan, Chief Executive Officer
Sal Romanello, Executive Vice President and General Counsel
(AMC Networks Inc.)

Robert W. Downes, Esq.
(Sullivan & Cromwell LLP)

Daniel Meagher
(KPMG LLP)